EXHIBIT 99.1

Burcon Announces Appointment of  David Ju to Its Board of Directors

VANCOUVER, British Columbia, Dec. 21, 2017 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon” or the “Corporation”) is pleased to announce the appointment of Mr. David Ju as an independent director of its board.  Mr. Ju is a Vice President of Concord Pacific Group, a Canadian multi-industry investment group with a diverse portfolio of businesses in Canada, the United Kingdom and Hong Kong. Mr. Ju has extensive experience in financial services and large-scale real estate development projects in both the United States and Canada.  A Chartered Accountant by training, Mr. Ju was a former member of PricewaterhouseCoopers in Vancouver and New York, where he consulted on transactions, and advised on corporate governance and assurance matters, including compliance with the Sarbanes Oxley Act 404 for clients listed on both the Toronto Stock Exchange as well as the New York Stock Exchange.  Mr. Ju holds a Bachelor’s Degree in Business Administration from Simon Fraser University and is a member of the Chartered Professional Accountants of British Columbia.

Dr. Allan Yap, Chairman of Burcon’s board of directors, said, "I am pleased to have Mr. David Ju join our board of directors.   His wealth of experience in both finance and project management will be valuable to Burcon.”

About Burcon NutraScience Corporation

Burcon is a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.  Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 21, 2017 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 20-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Paul Lam
Manager, Business Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
plam@burcon.ca  www.burcon.ca